FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 110,258,239

Date: November 30, 2020

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer began the period by taking steps to prepare its technology platforms for China's upcoming digital currency. The Chinese government has been preparing the country for a number of years for an eventual cashless society and its digital yuan is expected to play a major role in that regard. As several pilot projects had already been launched, the Issuer hired a former People's Bank of China manager, and owner of a technology company with expertise in the Chinese yuan, to help spearhead the implementation of the new currency on its technology platforms.

The period also marked the first transactions related to the program launched by the Issuer and consumer electronics product distributor Beijing Dianjing Company (BDC). The program is aimed at bringing financing solutions through the Issuer's Lending Hub platform to BDC's 60,000 online retail clients. The transactions conducted during the period involved four BDC clients and a combined 48M RMB (about $9.5M CAD) financed under the newly launched program through the Lending Hub platform.

The Issuer also expanded the retailer-distributor financing program during the period with the signing of an agreement with packaged foods wholesale distributor Beijing Jingying Corporate Management (BJM). The agreement makes BJM's 250,000+ retail clients eligible to have the orders they place with BJM eligible for financing from any one of the banks and lending institutions on the Issuer's Lending Hub platform.

In addition to serving as the gateway through which purchase orders are placed under the Issuer's retailer-distributor financing program, the Issuers Gold River platform continued to process an increasing number of transactions previously outsourced to a 3rd party company under the Issuer's supply-chain service bundle offering to raw material suppliers and their manufacturing clients. Those services accounted for a large portion of the Issuer's revenue during the third quarter of 2020, but the outsourcing of some of the services included in the service bundle also accounted for a large portion of the Issuer's expenses during the quarter. Being able to provide most of the previously outsourced services through the Gold River platform and thus significantly reduce the related expenses is a major priority for the Issuer.

FORM 7 - MONTHLY PROGRESS REPORT

November 2020

2. Provide a general overview and discussion of the activities of management.

The Issuer's management organized a special meeting of shareholders during the period where 99.9% of the Issuer's shareholders voted in favour of changing the Issuer's name to Peak Fintech Group.

The Issuer's management filed the Issuer's third quarter 2020 financial results, following which the Issuer's management held an online conference call with shareholders where the Issuer's CEO and CFO presented the Issuer's third quarter results and shareholders had an opportunity to ask questions related to those results.

The Issuer's management was also very active during the period in ongoing negotiations for strategic partnerships, a variety of business development initiatives and on the preparation work related to the Issuer's upcoming dual up-listing on the Toronto Stock Exchange and the NASDAQ exchange.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

November 2020

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,600,000	Issuance of common shares for strategic advisory services rendered by consultants	Used to pay for services provided by consultants

FORM 7 - MONTHLY PROGRESS REPORT

November 2020

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	640,000	Conversion of $320,000 face value of convertible debentures at $0.50 per share.	N/A
Common shares	2,445,500	Exercise of warrants for net proceeds of $675,550.	Working Capital
Common shares	522,500	Exercise of stock options at a price of $0.50 per shares for a net proceeds of $261,250.	Working Capital
Common shares	317,663	Issuance of common shares for payment of business acquisition	Instalment payment related to 2018 business acquisition
Common shares	5,080,000	Surrender of $2,540,000 face value of 8% debentures from private placement financing at price of $0.50 per share.	N/A
Warrants	1,000,000	Issuance of warrants for strategic advisory services rendered by consultants	N/A
Stock Options	100,000	Incentive stock options issued in relation to IR services	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT

November 2020

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: December 7, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	November 2020	YY/MM/D
2020/12/07
Peak Positioning Technologies Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT

November 2020